Exhibit 99.4

510 Burrard St, 3rd Floor
Date: October 14, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	10-11-2011
Record Date for Voting (if applicable) :	10-11-2011
Beneficial Ownership Determination Date :	10-11-2011
Meeting Date :	16-12-2011
Computershare,
Meeting Location (if available) :	2nd Floor, 510 Burrard Street,
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CONTINENTAL ENERGY CORPORATION